EXHIBIT 4.2A


                                   RESOLUTION


         RESOLVED, that the Board of Directors of General Communication, Inc. approves and otherwise authorizes, subject to shareholder approval, increasing the number of shares of Company Class A common stock allocated to the Company's Amended and Restated 1986 Stock Option Plan by 2.5 million shares for a total allocation to the plan of 13.2 million shares;

         RESOLVED FURTHER, that the president or the president's designee is directed to take those steps necessary to seek shareholder approval of this amendment to the plan at the Company's 2004 annual meeting of shareholders.

         DATED, this 4th day of December, 2003.



                                                   /s/
                                              John M. Lowber
                                              Secretary